UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

Notice of the 22nd Annual

General Meeting of Shareholders

Pages 40~41 of the notices of convocation contains information concerning the exercise of voting rights. Please review the material and exercise your voting rights.

*	To be reported on at the meeting

Notice of the 22nd Annual General Meeting of Shareholders

February 11, 2004

To our Shareholders

Pursuant to Article 18 of the Articles of Incorporation of KT Corporation, KT will hold the 22nd Annual General Meeting of Shareholders as described below.

At the Annual Meeting, six items including Business Report for the 22nd fiscal year will be reported and six items including the Approval of Financial Statements will be resolved.

Shareholders holding KT’s common shares as of December 31, 2003 will be entitled to vote at the Annual Meeting.

I’m looking forward to our shareholders’ participation.

Yong Kyung Lee

President and Chief Executive Officer

•	Date and Time: March 12, 2004 (Friday) 10:00 A.M.

•	Place: Lecture Hall (B1), Headquarter Building of KT Corporation located at 206, Jungja-dong, Bundang-gu, Sungnam-city, Kyunggi-do, Korea.

•	Record Date: December 31, 2003.

Matters to be Reported

Business Report for the 22nd Fiscal Year

Pursuant to Article 449 of the Commercial Code(Approval of Financial Statement), KT’s 22nd business performance is as follows.

KT recorded 11,575 billion KRW in sales, down 1.5% year-on-year base.

Looking by sectors, despite a decrease in sales from telephone business, the Internet and wireless service revenues rose by 19.1% and 7.9%, respectively, year-on-year, cementing themselves as KT’s major growth engines.

Yet, due to the reduction of 5,500 employees through ERP (early retirement program), operating profit and net income decreased to 1,243 billion KRW and 830 billion KRW, down 32.1% and 57.8% year-on-year, respectively.

Details of business performances are in pages 12 ~ 13 of the financial statements.

Report on Standards and Method of Payment of Remuneration of Standing Directors

Pursuant to Article 31(Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria of remuneration for standing directors and the method of payment are as follows.

The remuneration for the President and standing directors is composed of basic annual salary and performance based incentive.

The basic annual salary for the President is 276 million Won, Senior Executive Vice President 171 million Won, Executive Vice President 150 million Won, and Senior Vice President 123 million Won.

The range of incentive payment is 0%~200% of the basic annual salary for the President and 0%~150% for the Senior Executive Vice President, Executive Vice President, and Senior Vice President.

The basic annual salary is determined by the limit on remuneration of directors approved at the Annual General Meeting of Shareholders and the standards and method of payment of remuneration of standing directors reported at the Annual General Meeting of Shareholders. The basic annual salary shall be paid on a monthly basis on the salary payment date of the company at an amount equivalent to one-twelfth of the basic annual salary.

Performance based incentive is decided in accordance with the management performance and results deliberated by the board of outside directors.

Currently, the evaluation and compensation committee (composed of among outside directors) is deliberating on the 2003 management performance. Performance based incentives of standing directors shall be decided according to the results of this deliberation and the results will be reported at the Annual General Meeting of Shareholders.

Amount of payment of standing directors in 2003 and stock option grants are shown in the following table.

•	2003 Annual Compensation of Standing Directors

(Unit : thousand KRW )

Name	Title	Year 2003
		Basic Salary	Incentive*
Yong Kyung Lee	President and Chief Executive Officer	276,000	256,680
Tai Won Chung	Senior Executive Vice President	171,000	145,350
Young Han Song	Senior Executive Vice President	171,000	127,500
An Yong Choi	Executive Vice President	150,000	127,500
Sang Hoon Lee**	Executive Vice President	150,000	—
Woo Sik Kim**	Executive Vice President	150,000	—

*	Incentive was awarded in March 2003 in accordance with the 2002 management performance. Incentive for 2003 will be awarded in March 2004.
**	Sang Hoon Lee and Woo Sik Kim are not entitled to receive incentive for 2002 as they were newly elected in the Annual General Meeting of Shareholders in March, 2003.

•	Number of Stock Options Granted to Directors

Name	Classification	Number of Options	Exercise	Date of Grant	Exercise Period	Exercise Price(KRW)
Yong Kyung Lee	Standing	300,000	—	December 26, 2002	December 27, 2004 ~December 26, 2009	70,000
Sang Hoon Lee	Standing	60,000	—	December 12, 2003	December 13, 2005 ~December 12, 2010	65,000
Woo Sik Kim	Standing	60,000	—	December 12, 2003	December 13, 2005 ~December 12, 2010	65,000
Sung Deuk Park	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Chu Hwan Yim	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Kook Hyun Moon	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Stuart B. Solomon	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Hyun Joon Chang	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Do Hwan Kim	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Jong Sang Kim	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000

*	excluding five retired directors

Report on Election of Independent Auditor

Pursuant to Article 4 of the Law on Independent Audit of Corporations (Election of Auditor), report on election of independent auditor is as follows.

The audit committee has chosen KPMG Samjong as the independent auditor for three fiscal years from 2004 to 2006.

Report on Share Retirement

Pursuant to Article 189 of the Securities and Exchange Act(Retirement of Shares), report on share retirement is as follows.

KT repurchased 8,773,600 shares of its common stock through Korea Stock Exchange and retired them in June and December, 2003.

Please refer to the chart below for additional details on share retirement.

Number of share retired	Total value of shares retired	Date of share retirement
2,937,000 shares	Won 137,958 million	June 20, 2003.
5,836,600 shares	Won 273,545 million	December 9, 2003

Matters Requiring Resolution

Agenda No. 1

Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 22nd Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 22nd fiscal year is requested.

BALANCE SHEET

December 31, 2003 and 2002

(Unit: 100 million KRW)

Description	2003	2002
	Amount	Amount
I. Current Assets	33,605	49,259
1. Quick Assets	32,036	48,455
2. Inventories	1,569	804
II. Non-current Assets	162,127	168,352
1. Investments	47,193	48,013
2. Tangible Assets	112,456	118,099
3. Intangible Assets	2,478	2,240
Total Assets	195,732	217,611

I. Current Liabilities	34,920	41,887
II. Long-term Liabilities	92,686	95,818
Total Liabilities	127,606	137,705
I. Capital Stock	15,610	15,610
II. Capital Surplus	14,403	14,403
III. Retained Earnings	77,759	83,587
IV. Capital Adjustment	(-)39,646	(-)33,694
Total Stockholders’ Equity	68,126	79,906
Total Liabilities and Stockholders’ Equity	195,732	217,611

STATEMENT OF INCOME

For the Year Ended December 31, 2003 and 2002

(Unit: 100 million KRW)

Description	2003	2002
	Amount	Amount
I. Operating Income	115,745	117,462
II. Operating Expenses	103,314	99,147
- Depreciation	24,468	26,370
- Salaries and Provisions for Retirement and Severance Benefit	28,002	21,394
- Interconnection Charge	10,252	11,861
- Other Expenses	40,592	39,522
III. Operating Profit	12,431	18,315
IV. Non-operating Income	11,328	17,062
V. Non-operating Expenses	10,863	9,221
VI. Net income before Income Taxes	12,896	26,156
VII. Income Tax Expenses	4,595	6,518
VIII. Net Income for the Year	8,301	19,638

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

For the Year Ended December 31, 2003 and 2002

Dates of Appropriations March 12, 2004 and March 14, 2003

(Unit: 100 million KRW)

Description	2003	2002
	Amount	Amount
I. Retained Earnings before Appropriations	9,486	20,838
1. Unappropriated Retained Earnings Carried over from Prior Years	1,200	1,200
2. Cumulative Effect of Accounting Change	(-)15	—
3. Net Income	8,301	19,638
II. Transfer from Voluntary Reserves	25,940	233
1. Reserve for R&D and Manpower Development	33	33
2. Reserve for Investment in Infrastructure	34	200
3. Reserve for Business Expansion	25,873	—
III. Share Retirement	11,985	1,673
IV. Appropriation of Retained Earnings	4,215	18,198
1. Reserve for Corporate Rationalization	—	2,503
2. Reserve for Business Expansion	—	13,566
3. Dividends (Cash Dividends)	4,215	2,129
(Dividend (rate) per Common Stock)
- Current year: 2,000 KRW (40.0%)
- Prior year : 860 KRW (17.2%)
V. Unappropriated Retained Earnings to be Carried over forward to Subsequent Year (I+II–III–IV)	19,226	1,200

Agenda No. 2

Amendment of Articles of Incorporation

Pursuant to Article 433 of the Commercial Code (Method of Amendment of Articles of Incorporation), approval of the following amendment of Articles of Incorporation is requested.

The proposal of the amendment and the reasons for the amendment are as follows.

• Method of Public Notification and Notices of Convocation

KT proposes to amend Article 4(Method of Public Notification) and Article 18(Notices of Convocation) of the Articles of Incorporation as the name of a newspaper currently specified for public notification and notices of convocation of General Meetings of Shareholders has been changed from ‘The Korea Daily News’ to ‘Seoul Shinmun’.

• Adjustment of Size and Composition of the Board of Directors

KT proposes to amend Article 24(Number of Directors) of the Articles of Incorporation as the current size of the board of directors is excessive for efficient functioning and decision-making.

Korea Corporate Governance Service* proposes the ideal number of the Board is 11 persons. While downsizing the number of board of directors, KT aims to increase the ratio of the number of outside directors to the number of board members from the current 60% to 67%, in order to maintain its excellence on corporate governance and to strengthen the authority to keep executive officers in check by the outside directors.

* Korea Corporate Governance Service (KCGS)

Korea Corporate Governance Service (KCGS) is an independent nonprofit organization established in 2002 under the joint sponsorship of six prominent securities-related institutions including Korea Stock Exchange (KSE) and Kosdaq. It works closely with the self-regulatory organizations, the Ministry of Finance and Economy (MOFE), and the academia for corporate governance-related policies, research and other activities. Its establishment was authorized by MOFE.

The purpose of KCGS is to provide institutional services to help improve the corporate governance system in Korea, thereby contributing to the development of a healthy securities market in Korea. It strives to develop excellent governance practices for Korean companies.

* Comparison between before and after amendments of Article 24

Before	After
Number of Directors not more than 15 persons	Number of Directors not more than 12 persons

Number of Standing Directors not more than 6 persons	Number of Standing Directors not more than 4 persons

Number of Outside Directors not more than 9 persons	Number of Outside Directors not more than 8 persons

• Introduction of the Plural Representative Directors System and Method of Election

Currently KT adopts a single representative director system viewing the President as the representative director under the Commercial Code. The President is recommended by the President recommendation committee and approved by the resolution of the General Meeting of Shareholders.

After full privatization, because of the expanded scope of businesses and enhanced external activities of the President, there was a need to share the burden of the President. Also, there is a need to supplement the current single representative director system, considering the interruption of businesses when the President cannot perform his/her duties.

In fact, in the case of the President’s resignation, interruption of businesses may last for a month or more until the election of a new President.

Thus, most of the major Korean corporations partition daily business responsibilities of the representative directors and prepare against sudden absence of the President through the plural representative directors system.

Representative director/President shall be elected at the General Meeting of Shareholders and the other representative director shall be elected at the board of directors by recommendation of the President

• Election Practice of the Standing Directors

The current provision, which stipulates that standing directors shall be elected only from Senior Executive Vice Presidents and Executive Vice Presidents, limits flexible management of human resources. Thus, KT proposes to amend Article 25(Election of President, Directors) and Article 35(Executive Officers) of the Articles of Incorporation to elect the standing directors from among the Executive Officers, i.e. Senior Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents, for the better management of human resources by the President.

• The Term of Office of Directors

The current Commercial Code stipulates that the term of office of directors shall not exceed three years.

Currently, when electing a new outside director, who will serve out the remaining term of a resigned director, exceptions have to be provided in the Articles of Incorporation so that the staggered terms of office of the outside directors are maintained.

When a new president is elected, it is desirable that discretion be given to the new President as to recommending standing directors.

In consideration, KT proposes to amend the current term of office of directors from ‘three years’ stipulated in Article 27(Term of Office of Directors) of the Articles of Incorporation to ‘not more than three years’.

• Amendment of the Article providing for duties of the representative directors according to introduction of the plural representative directors system

The current Articles of Incorporation stipulates the duties of the President as follows.

“The President shall represent KT and shall be responsible for overall supervision of every aspect of businesses of KT”.

KT proposes to amend Article 29(Duties of President and Directors) of Articles of Incorporation as there is a need to specify duties of all the representative directors in accordance of introduction of the plural representative directors system.

According to the proposal, representative directors shall each represent KT and the representative director/President shall execute businesses resolved by the board of directors and supervise overall businesses.

• Elimination of Limit on the Number of Executive Officers

Currently, the Article 35 stipulates that the number of executive officers (including standing directors) shall not exceed 70 persons.

Compared to other private corporations, in view of the size of KT, the numbers of executive officers are small given the scope of businesses.

Thus, there is a need to secure more flexible management of executive officers in accordance with the increased external activities.

Therefore, KT proposes deletion of the Article which limits the number of executive officers. We will relegate this matter to the board of directors.

• Size of the Audit Committee

Article 415-2 of the Commercial Code stipulates that the audit committee shall consist of not less than three persons. Thus, KT proposes to amend the size of the audit committee from ‘three persons’ to ‘not less than three persons’.

* Comparison between before and after amendments to the AOI:

Before Amendment	After Amendment
Article 4 (Method of Public Notices) Public notices by KT shall be given in The Korea Daily News circulated in Seoul, Republic of Korea. Provided, however, that if the public notices cannot be published in The Korea Daily News due to unavoidable circumstances, such public notices may be given in any daily newspaper.	Article 4 (Method of Public Notices) Public notices by KT shall be given in The Seoul Shinmun circulated in Seoul, Republic of Korea. Provided, however, that if the public notices cannot be published in The Seoul Shinmun due to unavoidable circumstances, such public notices may be given in any daily newspaper.

Article 18 (Convening of General Meeting) (1) Ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each fiscal year, and Extraordinary General Meeting of Shareholders may be convened at any time, by the President pursuant to a resolution of the Board of Directors except as otherwise provided by the relevant laws and regulations. Provided, however, that Article (29), Paragraph (2) shall apply mutatis mutandis in the event the President fails to perform his duties.	Article 18 (Convening of General Meetings) (1) (Same with the current provision).

(2) Notice of the General Meeting of Shareholders specifying the time, place and purpose thereof shall be given to each shareholder two (2) weeks prior to the date set for the General Meeting of Shareholders. However, the notice of convening General Meeting of Shareholders to the shareholders who hold not more than one-hundredth (1/100) of the total number of shares entitled to vote shall be placed by giving public notice of the meeting twice or more in The Korea Daily News, The Maeil Business	(2) Notice of the General Meeting of Shareholders specifying the time, place and purpose thereof shall be given to each shareholder two (2) weeks prior to the date set for the General Meeting of Shareholders. However, the notice of convening General Meeting of Shareholders to the shareholders who hold not more than one-hundredth (1/100) of the total number of shares entitled to vote shall be placed by giving public notice of the meeting twice or more in The Seoul Shinmun, The Maeil Business

Before Amendment	After Amendment
Newspaper and The Korean Economic Daily.	Newspaper and The Korean Economic Daily.

(3) General Meeting of Shareholders shall be held at the location of the head office, Seoul or its neighboring place.	(3) (Same with the current provision).
Article 24 (Number of Directors) KT shall have not more than fifteen (15) directors. The number of standing directors including the President shall not exceed six (6), and the number of outside directors shall not exceed nine (9).	Article 24 (Number of Directors) KT shall have not more than twelve (12) directors. The number of standing directors including the President shall not exceed four (4), and the number of outside directors shall not exceed eight (8).

Article 25 (Election of the Representative Director and Directors) (1) The President shall be elected at the General Meeting of Shareholders among those who are recommended by the President Recommendation Committee pursuant to Article (32) of these Articles of Incorporation, and shall be deemed as the Representative Director under the Commercial Code.	Article 25 (Election of the Representative Director and Directors) (1) The President shall be elected by a resolution of the General Meeting of Shareholders among those who are recommended by the President Recommendation Committee pursuant to Article (32) of these Articles of Incorporation, and the standing director recommended by the President may be elected the Representative Director by a resolution of the Board of Directors.

(2) The dismissal of the President requires a resolution by the General Meetings of Shareholders adopted by the affirmative vote of two-thirds (2/3) of the voting rights of the shareholders in attendance at the meeting; provided, however, that such votes shall represent at least one-third (1/3) of the total number of issued and the outstanding shares of KT.	(2) The dismissal of the President requires a resolution by the General Meetings of Shareholders adopted by the affirmative vote of two-thirds (2/3) of the voting rights of the shareholders in attendance at the meeting; provided, however, that such votes shall represent at least one-third (1/3) of the total number of issued and the outstanding shares of KT. Dismissal of the Representative Director other than the President shall be in accordance with the resolution under Article 38 of these Articles of Incorporation.

Before Amendment	After Amendment

(3) Standing directors other than the President shall be classified as the Senior Executive Vice President and Executive Vice President and shall be elected at the General Meeting of Shareholders among those whom the President has recommended with the consent of the Board of Directors. The President may propose to the General Meeting of Shareholders with the consent of the Board of Directors the dismissal of any standing director even during his/her term of office, when any of the following events occurs:

<…omitted below …>

(3) Standing directors other than the President shall be elected at the General Meeting of Shareholders among the executive officers under the provision of Article 35 of these Articles of Incorporation who are recommended by the President with the consent of the Board of Directors. The President may propose to the General Meeting of Shareholders with the consent of the Board of Directors the dismissal of any standing director even during his/her term of office, when any of the following events occurs:

<…omitted below …>

Article 27 (Term of Office of Directors) The term of office of directors shall be three (3) years; where the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.	Article 27 (Term of Office of Directors) The term of office of directors shall be not more than three (3) years; where the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.

Article 29 (Duties of the President and Directors) (1) The President shall represent KT and supervise all businesses of KT.	Article 29 (Duties of the President and Directors) (1) The Representative Directors shall respectively represent KT, the Representative Director/President shall execute businesses resolved by the Board of Directors and supervise all businesses of KT. Duties of the Representative Director elected through recommendation of the President shall be determined by the Board of Directors.

Before Amendment	After Amendment
(2) Standing directors shall assist the President and shall perform their duties. In the event the President fails to perform his duties, a standing director shall perform his/her duties in accordance with the order as provided in the Office Regulation. However, in the event both the President and standing directors fail to perform their duties, a director shall perform his/her duties in accordance with the order as provided in the Office Regulation.	(2) (Same with the current provision).

(3) If a director becomes aware of any event which may cause a material damage to KT, such director should immediately report to the Auditors’ Committee thereof.	(3) (Same with the current provision).

Article 35. (Executive Officers) (1) For the efficient operation of KT, the number of executive officers shall not exceed seventy (70) persons, including standing directors.	Article 35. (Executive Officers) (1) For the efficient operation, KT shall have executive officers including standing directors.

(2) The executive officers other than standing directors shall be referred to as the Executive Vice President, Senior Vice President and Vice President.	(2) The executive officers shall be referred to as the Senior Executive Vice President, Executive Vice President, Senior Vice President and Vice President.

(3) The number and remuneration of the executive officers who do not hold the position of standing directors of KT shall be determined by the Board of Directors. The severance allowance for the said executive officers shall be paid in accordance with KT’s regulations for payment of officers’ severance allowance adopted at a General Meeting of Shareholders.	(3) (Same with the current provision).

Before Amendment	After Amendment
(4) Executive officers who do not hold the position of standing directors of KT shall be elected by the President of KT, whose term of office shall not exceed three (3) years.	(4) (Same with the current provision).

(5) All matters concerning the respective duties of executive officers shall be determined by the President.	(5) (Same with the current provision).

Article 43 (Audit Committee) (1) The Audit Committee shall consist of three (3) outside directors.	Article 43 (Audit Committee) (1) The Audit Committee shall consist of not less than three (3) outside directors.

(2) The Audit Committee shall perform an audit of KT’s accounting books and records, and of other aspects of its business operations.	(2) (Same with the current provision).

(3) Any other detailed matters regarding organization and operation of the Audit Committee shall be determined by a resolution of the Board of Directors.	(3) (Same with the current provision).

(Newly Inserted)	Addendum (March 12, 2004)
These Articles of Incorporation shall become effective as of the date of resolution of the General Meeting of Shareholders.

Agenda No. 3

Election of Members of Audit Committee

Pursuant to the Article 415-2 of Commercial Code (Audit Committee) and Article 191-17 of Securities Exchange Act (Audit Committee), election of members of audit committee is requested.

At the 22nd Annual General Meeting of Shareholders, four members of audit committee will be elected. Terms of office of the members of audit committee who were elected with one-year term of office at the 2003 Annual General Meeting of Shareholders have expired.

Two of them will be elected from among incumbent outside directors and the others will be newly elected as outside directors at the Annual General Meeting of Shareholders.

KT’s board of directors recommended four candidates as members of the audit committee. Biographies of the candidates are as follows.

<No. 1> Kun Sik Kim

1.	Date of birth : January 10, 1955

2.	Person recommending said candidate : Board of directors and outside director recommendation committee

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three years : None

5.	Term of office of the member of audit committee : March 2004 to the 25th Annual General Meeting of Shareholders

6.	Education

•	1995: Ph.D(Law) University of Washington

•	1985: J.D. University of Washington(New York Bar)

•	1980: LL.M. Harvard Law School

•	1979: LL.M. College of Law, Seoul National University

•	1977: LL.B. College of Law, Seoul National University

7.	Employment and Fellowship

• 2003 - Present	Director, Center for Financial Law, Seoul National University

• 1998 - 1999	Instructor, Duke Law School

• 1998	Visiting Professor, Harvard Law School

• 1997	Visiting Professor, City University of Hong Kong

• 1995 - 1996	Visiting Associate Professor, Department of Law and Politics, Graduate School, University of Tokyo, Japan

• 1990 - 1991	Alexander von Humboldt Foundation Research Fellow, Institution for International and European Economic Law, University of Munich, German

• 1986 - Present	Full-time Lecturer, Assistant Professor, Associate Professor, Professor, College of Law, Seoul National University

• 1986	Visiting Lecturer, University of Washington

• 1981 - 1982	Associate, Kim & Chang

8.	Professional and Activities

• 2003 - Present	Founding editor-in-chief, BFL

• 2000 - Present	Editor, Journal of Korean Law

• 1998 - Present	Trustee, Songbo Art Foundation

• 1998 - Present	Financial Industry Development Committee, Ministry of Finance and Economy

• 2002 - Present	Short Term Consultant, IBRD

• 1998 - 2000	Outside statutory auditor, SK Telecom

• 1997 - 1999	Advisory Committee, Korean Institute of Public Finance

• 1997 - Present	Subcommittee for Revision of the Commercial Code Legal Advisory Committee, Ministry of Justice

• 1997 - Present	Advisory Committee on Corporate Law

• 1996 - Present	Advisory Committee, Korea Securities Depository

• 1996 - 2001	Advisory Committee on Unfair Securities Transaction, Financial Supervisory Commission

• 1992 - 1996	Subcommittee for Enacting the Class Action Law Legal Advisory Committee, Ministry of Justice

<No. 2> Jeong Ro Yoon

1.	Date of birth : July 21, 1954

2.	Person recommending said candidate : Board of directors and outside director recommendation committee

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three years : None

5.	Term of office of the member of audit committee: March 2004 to the 25th Annual General Meeting of Shareholders

6.	Education

•	1989: Ph. D. Sociology, Harvard University

•	1984: A. M. Sociology, Harvard University

•	1977: B. A. Sociology, Seoul National University

7.	Academic appointment

• 2003 -	Dean of School of Humanities and Social Sciences, KAIST

• 2001 -	Principal Investigator and Project Manager of ELSI (Ethical, Legal and Social Implications) Project of Human Genomics, Center for Functional Analysis of Human Genome, 21st Century Frontier Project, Ministry of Science and Technology

• 1991 -	Assistant Professor, Associate Professor, and Professor, KAIST

• 1997 - 1998	Visiting Scholar, Program in Science, Technology, and Society, MIT

• 1989 - 1991	Lecturer, Seoul Nat’l, Chungnam Nat’l, Chunbuk Nat’l, Sogang, Hannam Universities, KAIST

• 1989	Foreign Research Fellow, Institute of Social Science, Tokyo University

8.	Professional associations

• 2003 -	Women’s Worlds 2005: 9th International Interdisciplinary Congress on Women Program Committee

• 2002 -	Vice President, Korean Bioethics Association

• 2002 -	Vice President, Korean Information Society Association

• 2002 -	Asian Bioethics Association Conference Program Committee and Editorial Board of the Journal Eubios

• 2001 -	Vice President, Korea Technology Innovation Society

• 2001 -	International Society for Quality of Life Studies Conference Program Committee

• 2000 -	Editorial and Executive Board, Korean Institute of Science and Technology Studies

• 1999 -	Founding Member and Editor of Science and Society, an yearly journal

• 1998 - 1999	Executive Committee, Korean Association of Women’s Studies

• 1996 - 1997	Executive Committee, Korean Society for Science and Technology Policy

• 1996 - 1997	Editorial Board for Feminist Studies, Ewha Women’s University Press

• 1996 - 1998	Member of the Council, Korean Society for Industrial Studies

• 1995 - 1997	Editorial Board, Hyunsang gwa Inshik, an interdisciplinary academic journal

• 1994 -	Member of the Council, Korean Society for Social History

• 1994 - 1995	Coordinator of the Scholarly Achievement Award Committee, Korean Sociological Association

• 1991 -	Editor-at-large, Capitalism, Nature, Socialism

• 1993 - 1994	Executive Committee, Korean Sociological Association

9.	Offices held

• 2003 -	Presidential Committee on National Balanced Development, Republic of Korea (ROK)

• 2003 -	National Policy Evaluation Committee, Office of Prime Minister, ROK

• 2000 -	Presidential Advisory Council for Science and Technology, ROK

• 2000 -	Inter-Ministerial Council for Technology Transfer and Commercialization Policy, ROK

• 2000 -	Advisory Council for Higher Education, Ministry of Education, ROK

• 2000 -	Committee for Women Policy, City of Taejon

• 2000 -	Steering Committee of Science Culture Center, Chonbuk National Univ.

• 2000 -	Steering Committee of KAIST Angel Club

• 1999 -	Executive Committee for National Statistics (Information, Social Statistics), National Statistics Office, ROK

• 1998 - 2000	Evaluation Board of College Faculty Qualification, Ministry of Education, ROK

• 1998 -	Council for the Development of Industrial Technology, Ministry of Industry and Resources, ROK

• 1997	Panelist for the TV Debate with Presidential Candidates in Korea

• 1996	Evaluation and Advisory Committee for the Korea Science and Engineering Foundation

• 1994 - 1996	Board of Directors, Taejon-Seattle Friendship Society

• 1994 - 1996	Invited Research Associate, Institute for the Development of Taejon and Chungnam

10.	KAIST-Offices held

• 2000 - 2001	Editorial Board for the 30-Year History of KAIST

• 2000 - 2001	Search Committee for KAIST Presidential Candidates

• 1998 -	Director, Institute of Humanities and Social Sciences, KAIST

• 1997 -	Chair, Ad Hoc Committee for Faculty Recruitment in Humanities and Social Sciences

• 1996 -1997	Academic Affairs and Research Council, KAIST

• 1996 -1997	Faculty Recruitment and Evaluation Committee for Humanities and Social Sciences, KAIST

• 1995 -1997	Campus Master Plan Committee, KAIST

• 1993 -1997	Planning Committee for the Long-term Development of KAIST

• 1991 -1997	Undergraduate Curriculum Committee, KAIST

• 1994 -1996	Co-author and the Editorial Board of the 25-Year History of KAIST

• 1992 -1995	Coordinator of the Science and Technology Studies Program, KAIST

• 1993	Author of the Report on the Feasibility of the Establishment of Science and Technology Studies Program, KAIST

• 1991 -1992	Working Committee for the Evaluation of the U.S. Accreditation Board for Engineering and Technology (ABET), KAIST and many other committees and experiences

11.	Awards

• 1998	Special Award for Consecutive Best Teaching, KAIST

• 1997	Best Teaching Award, KAIST

• 1995	Best Teaching Award, KAIST(established in 1995)

• 1993	Faculty Achievement Award, KAIST

<No. 3> Jong Sang Kim

1.	Date of birth : September 1, 1946

2.	Person recommending said candidate : Board of Directors

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three years : Stock option 5,200 shares

5.	Term of office of the member of audit committee : March 2004 to the 24th Annual General Meeting of Shareholders

6.	Education

• 2001: Konkuk University, Ph.D. in Business Administration

• 1988: Kyunghee University, M.A. in Tax Administration

• 1969: Seoul National University, B.A. in Laws

7.	Professional history

• 1998 - Present	CEO, Seil Tax-Accounting Service Office & Seil Tax-Accounting Institute (Auxiliary Organ)

• 1998	Commissioner, Pusan Regional Tax Office

• 1997	Assistant Commissioner, Property Related Tax, National Tax Service

• 1995	Director, Property Related Tax Division, Seoul Regional Tax Office

• 1993	Director, Planning & Management, National Tax Service

• 1993	Director, Indirect Tax, Seoul Regional Tax Office

• 1992	Director, Property Related Tax, Chungbu Regional Tax Office

• 1998 - 1991	Head, Seongdong, Namdaemun, Youido District Tax Office

• 1983 - 1988	Manager, National Tax Service

• 1973 - 1983	National Tax Service

• 1967 - Present	Certified Public Accountant

8.	Other Activities

• 2003 - Present	Outside Director, KT Corporation

• 2003 - Present	Vice President, Korean Institute of Certified Public Accountant

• 2001 - Present	Outside Director, Korean Air

• 1999 - Present	Director of Public Relations Committee, Korean Academic Society of Taxation

• 1997	Assistant Commissioner, Property Related Tax, National Tax Service

• 1999	Outside Director, Daewoo Corp.

• 1999	Outside Director, Korea Minting and Security Printing Corporation

<No. 4> Do Whan Kim

1.	Date of birth : May 27, 1959

2.	Person recommending said candidate : Board of Directors

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three years : Stock option 5,200 shares

5.	Term of office of the member of audit committee: March 2004 to the 24th Annual General Meeting of Shareholders

6.	Education

• 1993: Northwestern University, Ph.D. in Managerial Economics and Decision Science

• 1984: Korea Advanced Institute of Science and Technology, MBA

• 1982: Sung Kyun Kwan University, B.A. in Business Administration

7.	Professional history

• 2003 - Present	Outside Director, KT Corporation

• 2000 - Present	Professor, Sejong University

• 2000 - Present	Advisor, Korea IT Industry Promotion Agency

• 2002	Member of Examination and Evaluation Committee, Ministry of Information and Communication

• 2002	Member of Public Funds Management Evaluation Body, Ministry of Planning and Budget

• 2000	IMT2000 Business Proprietor Examination and Evaluation body

• 1997 - 1999	Member of Korea IT Industry Export Promotion Committee

• 1996 - 1999	Member of Korea IT Industry Development Committee

• 1993 - 1999	Senior Researcher, Korea Information Society Development Institute (KISDI)

• 1988	Instructor, Woosuk University

• 1987	Daewoo Electronics Corp.

• 1984	KumSung Co.

Agenda No. 4

Election of Directors

Pursuant to Article 382 of the Commercial Code (Election and Relationship with Company) and Articles 25( Election of the Representative Director and Directors) of the Articles of Incorporation of KT, approval of election of director is requested.

At the 22nd Annual General Meeting of Shareholders, two directors other than members of audit committee shall be elected.

According to KT’s Articles of Incorporation, standing directors other than the President shall be elected at the General Meeting of Shareholders from among those whom the President has recommended with the consent of the board of directors.

Outside directors shall be elected at the General Meeting of Shareholders from among those whom the outside director candidate recommendation committee recommended.

The President recommended one candidate and the outside director candidate recommendation committee also recommended one candidate.

Biographies of the candidates recommended by the President and the outside director candidate recommendation committee are listed below.

<No. 1> Hi Chang Roh

1.	Date of birth : July 29, 1952

2.	Person recommending said candidate : President (with consent of board of directors)

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three years : None

5.	Term of office : March 2004 to the 23rd Annual General Meeting of Shareholders

6.	Education

• 1999: Completed the Course of Executive Management, UCLA

• 1983: Han Nam University, B.A. in Business Administration

7.	Key Experiences

• 2003.12	Vice President, Planning and Coordination Office
• 2003.2	Vice President, Corporate Relations Office
• 2002	Managing Director, Planning and Coordination Office
• 1999 - 2002	President of L.A. Office, KT America, Inc.
• 1997 - 1999	Head of Washington Office, Korea Telecom America, Inc.
• 1996 - 1997	Head of Market Monitoring Office
• 1995 - 1997	Head of Secretariat

<No. 2> Sung Deuk Park

1.	Date of birth : September 25, 1938

2.	Person recommending said candidate : Outside director candidate recommendation committee

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three years : Stock option 5,200 shares

5.	Term of office : March 2004 to the 25th Annual General Meeting of Shareholders

6.	Education

• 1968: Graduated HanYang University (majored in communication engineering)

• 1966: Graduated SungKyunKwan University (majored in physics)

7.	Experiences

• 2003.8 - Present	the Chairman of the Board of Directors, KT

• 2002. 6 - Present	The chairman of Information & Communication Engineering Association of Korea

• 2002. 4 - Present	President & Publisher, the Electronic Times

• 2001. 3 - Present	Outside Director, KT Corporation

• 2001. 3 - Present	Vice Chairman of the Korean Engineers Club

• 1999. 6	Chairman of Board of Directors, Korea Network Information Center

• 1998 - 2001	President, National Computerization Agency

• 1996 - 1998	Vice Minister of Information & Communication

• 1994 - 1996	Ministry of Planning & Management Office, Information & Communication

• 1991 - 1994	Assistant Minister for Telecommunication Policy Office

• 1987 - 1991	Director General of Telecommunication Policy Bureau, Director General of Radio Regulation Bureau

• 1984 - 1987	Central Radio Wave Monitoring Office

• 1979 - 1983	Director of Communications Support Division, Special Telecommunication Division, Engineering Division, Ministry of Information & Communication

• 1978 - 1979	Support Planning Officer, Central Communications Supporting Office

• 1977 - 1978	Head of Kangreung Telegraph and Telephone Construction Office

• 1974 - 1977	Technology Director of Mobile Telegraph Telephone Construction Office

• 1971 - 1974	Machine Director of Kwangwhamun Telephone Office

• 1970 - 1971	Technology Director of Youngdeungpo Telegraph & Telephone Office

• 1970	Passed higher Civil Service Exam in Technology

7.	Others(Citation Merit)

• 1975	Green Stripes from the Order of Service Merit

• 1982	Prime Minister’s Citation

• 1990	Red Stripes from the Order of Service Merit

• 1998	Yellow Stripes from the Order of Service Merit

Pursuant to Article 363-2 (Shareholder Proposal Right) of the Commercial Code and Article 191 (Shareholder Proposal) of the Securities Exchange Act, shareholders recommended one candidate for outside director on January 29th, 2004. This recommendation process was practically initiated by the labor union of KT.

Biography of the candidate for outside director recommended by the shareholder is as follows.

<No. 3> Byoung Hoon Lee

1.	Date of birth : May 9, 1958

2.	Person recommending said candidate : Shareholder proposal

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three years : None

5.	Term of office : March 2004 to the 25th Annual General Meeting of Shareholders

6.	Education

• Jan., 1997: Cornell University, Ph.D. in Industrial & Labor Relations

• Jan., 1994: Cornell University, M.S. in Industrial & Labor Relations

• Feb., 1984: Seoul National University, B.S. in Sociology

7.	Professional history

• 2000 - Present	Professor, Chung-Ang University (Sociology Department)

• 2003 - Present	Public Interests Representative, Special Committee of Public Sector Restructuring, Tripartite Commission

• 2003 - Present	Member, National Employment Policy Review Board

• 2003 - Present	Member, Policy Evaluation Committee of Labor Ministry

• 2003	Member, Reform Committee of Labor Relations Laws

• 2002 - 2003	Public Interests Representative, Special Committee of Non-regular Worker Protection, Tripartite Commission

• 1996 - 2000	Research Fellow, Korea Labor Institute

• 1998 - 1999	Policy Assistant, Tripartite Commission

• 1984 - 1991	System Engineer, IBM-Korea (Inc.)

8.	Other Activities

• 2003 - Present	Chairman of Labor Council, Citizen’s Coalition for Economic Justice

• 2003 - Present	Policy Advisor, National Security Council

• 2003 - Present	Chairman of Labor Relations Committee, Korea Auto Forum

• 2003 - Present	Member, Joong-Ang Ilbo Economic Forum

Please note there are two vacancies on the Board of Directors. Two out of three candidates with the highest approval will be elected as directors.

Agenda No. 5

Approval of Limit on Remuneration of Directors

Pursuant to Article 388(Remuneration of Directors) of the Commercial Code and Article 31(Remuneration and Severance Allowance for Directors) of Articles of Incorporation of KT, approval of limit on remuneration of directors is requested.

Pursuant to provisions of Articles of Incorporation, limit on remuneration of standing directors including the president shall be approved at the Annual General Meeting of Shareholders. The evaluation and compensation committee has the duty to evaluate performance of the President and standing directors based on the management contract with outside directors. The committee also deliberates the compensation of all of directors and makes a final recommendation to the shareholders for approval. The evaluation and compensation committee consists of outside directors only.

Total remuneration limit for standing directors in 2004, set on February 5, 2004 at board of outside directors, is 2,500 million Won.

In 2004, remuneration limit is set under the assumption of the maximum bonus payment scheme. It also includes severance allowance. Thus, the actual remuneration will not reach 2,500 million Won.

However, in 2003, remuneration limit for standing directors including President was set by reflecting the estimated amount following the 2002 management performance and excluded severance allowance.

Agenda No. 6

Approval of Amendment of Management Contract

Pursuant to Article 34.1(Execution of Employment Contract with the Candidate for President) of Articles of Incorporation of KT and Article 16(Amendment of Management Contract) of Management Contract, approval of the amendment proposal of management contract is requested.

According to KT’s Articles of Incorporation, newly elected President shall receive approval of his or her management contract including goals to be achieved during his or her term in office at the General Meeting of Shareholders.

The current KT’s representative director/President Yong Kyung Lee was elected at the Extraordinary General Meeting of Shareholders held in August, 2002. At the time, the management contract including the following goals to be achieved during his term in office was approved.

•	Non-consolidated Revenue: Won 14,760 billion

•	Operating profit over total asset: 12%

*	By the end of fiscal year 2005

In 2003, the Korean Generally Accepted Accounting Principles (K GAAP) switched from the ‘gross amount method’ to the ‘net amount method’ for revenue recognition. As for KT, the new Generally Accepted Accounting Principles is applied in SI/NI (System Integration/ Network Integration) service, fee for other communications value-added services, and parts of handset sales.

Also, setting unreasonable goals of revenues will induce business diversification in non-core areas, M&A, and non-profitable business expansion, thereby undermining corporate and shareholders’ value. Thus, there have been opinions from major shareholders to set a reasonable level of goals for revenue target and step up efforts for a profit-oriented management.

Taking into consideration such changes in the environment and shareholders’ opinions, the evaluation and compensation committee (composed of outside directors) deliberated on the adjustment of the goals for the term in office in the management contract on January 16th, 2004 and January 28th, 2004. The board of outside directors approved on the amendment on January 29th, 2004.

The adjustment of goals for the President’s term in office in the management contract proposed by the evaluation and compensation committee and approved by the board of outside Directors are as follows.

• Non-consolidated Revenue:	Won 12,400 billion (a decrease of 2,360 billion Won compared to the initial draft)

• Operating profit over total asset:	12%

* By the end of fiscal year 2005

Additional Information

•	The number and classification of voting stocks

The record date to exercise voting rights at the 22nd General Meeting of Shareholders is December 31, 2003. As of the record date, number of KT’s total shares issued was 284,849,400. Number of common stocks entitled to exercise voting rights excluding treasury stocks held by the company was 210, 755,172.

•	Method of Resolution

Pursuant to the provisions of the Commercial Code, Agenda 1,3,4,5, and 6 shall be passed by majority vote of shareholders present and over one-fourth of total shares entitled to voting right.

Agenda 2 shall be passed by over two-thirds of shares voted at the meeting and over one-third of total shares entitled to voting right.

•	Request for Election of Directors through Cumulative Voting

Article 382-2 of the Commercial Code stipulates that request for election of directors through cumulative voting shall be made seven days prior to the General Meeting of Shareholders. For the 22nd Annual General Meeting of Shareholders, the request shall be made by Friday, March 5. In case the request is made, KT shall put up notice through the Depositary (Citibank).

•	Limit on Exercising Voting Right Regarding Election of the Members of Audit Committee

Article 191-11 of the Securities Exchange Act stipulates that a 3% limit be applied when exercising voting right with respect to election of the members of audit committee. Please note that the shareholders who own more than 3% of KT’s shares with voting right (equivalent to 6,322,655 shares) are not entitled to any voting rights exceeding the 3% limit.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2004

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director